August 9, 2011

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Touchstone Funds Group Trust
File Numbers 33-70958 and 811-8104
Post-Effective Amendment No. 61
Accession No. 0001104659-11-044871

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant requests that the above-referenced post-effective amendment be withdrawn.  The post-effective amendment was inadvertently filed on August 8, 2011 pursuant to Rule 485(b) under the 1933 Act as Post-Effective Amendment No. 61 and under the Investment Company Act of 1940, as amended, as Amendment No. 62, and should have been filed as Post-Effective Amendment No. 62 and Amendment No. 63, respectively.  The post-effective amendment will be re-filed accordingly today.

No securities have been sold in connection with the filing.  Accordingly, the Registrant believes that withdrawal of the post-effective amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Please feel free to contact me at 513-878-4066.

Sincerely,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary